
Mail Stop 3561

November 10, 2015

Via E-mail
Mr. David Wolfin
Chief Executive Officer
Coral Gold Resources, Ltd.
570 Granville Street, Suite 900
Vancouver, British Columbia V6C 2P1

> **Re:** **Coral Gold Resources, Ltd.**
> **Form 20-F for the Fiscal Year Ended January 31, 2015**
> **Filed on June 15, 2015**
> **File No. 000-15688**

Dear Mr. Wolfin:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended January 31, 2015
Item 5. Operating and Financial Review and Prospects, page 36

1.   In future or any amended filings, please provide a comparative discussion of your results of operations for each period presented in your financial statements. In this regard, we note that you provide financial statements for each of the years ended January 31, 2015, 2014 and 2013, however your discussion of results of operations is limited to the years ended January 31, 2015 and 2014.

Report of Independent Registered Public Accounting Firm, page 67

2.   We note that the audit opinion provided by Manning Elliot LLP includes an emphasis of a matter paragraph which states that Note 1 to the financial statements "describes the

existence of a material uncertainty that may cast significant doubt about the ability of Coral Gold Resources Ltd. to continue as a going concern." This conditional language is inconsistent with paragraph 12 of AU Section 341. Please amend the filing to provide a revised report from your auditor that complies with PCAOB standards regarding the description of your going concern uncertainties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining